

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 25, 2018.

Pricing Supplement dated April , 2018 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016,
Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$[•]

Basket-Linked Leveraged Capped Buffered Notes
Due July 25, 2019

The Toronto-Dominion Bank ("TD" or "we") is offering the Leveraged Capped Buffered Notes (the "Notes") linked to the performance of the S&P 500® Index (60%), the shares of the iShares® MSCI EAFE ETF (25%), the Russell 2000® Index (10%) and the shares of the iShares® MSCI Emerging Markets ETF (5%). The amount that you will be paid on your Notes on the Maturity Date (expected to be the third business day after the Valuation Date) is based on the performance of a weighted basket of indices and exchange trade funds as specified under "Summary— Basket" below, as measured from the Pricing Date to and including the Valuation Date (expected to be approximately 15 months after the pricing date).

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the return on your notes will be positive and will equal the participation rate of 150% times the Percentage Change of the Basket, subject to the Maximum Payment Amount (expected to be $1,120.00 for each $1,000 principal amount of your Notes). If the Final Basket Level declines by up to 10% from the Initial Basket Level, you will receive the Principal Amount of your notes. **If the Final Basket Level declines by more than 10% from the Initial Basket Level, the return on your Notes will be negative, and you will lose 1% of the principal amount of your notes for every 1% decrease from the Initial Basket Level of more than 10%, and may lose up to 90% of your Principal Amount. Any payments on the notes are subject to our credit risk.**

The Initial Basket Level is 100 and the Final Basket Level will equal (i) 100 *times* (ii) the *sum* of 1 *plus*, as calculated for each Basket Component, (a) the Percentage Change of each Basket Component from the Pricing Date to the Valuation Date *multiplied by* (b) its Component Weighting.

The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Notes do not guarantee the return of the Principal Amount and investors may lose up to 90% of their investment in the Notes. Any payments on the Notes are subject to our credit risk

Decreases in the levels of the Basket Components may offset increases in the levels of other Basket Components. The performance of the Basket Components with the higher weightings will have a larger impact on your return on the Notes. The Notes do not guarantee the return of principal at maturity.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the Notes are subject to our credit risk. The Notes will not be listed or displayed on any exchange or any electronic communications network.

You should read the disclosure herein to better understand the terms and risks of your investment. See "Additional Risk Factors" on page P-7 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-EI-1 dated June 30, 2016 and "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (each a "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, either product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about April 30, 2018, against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is expected to be between $982.00 and 992.00 per Note, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-9 and "Additional Information Regarding the Estimated Value of the Notes" on page P-38 of this document. The estimated value is expected to be less than the public offering price of the Notes.

	Public Offering Price[1]	**Underwriting Discount**[2]	**Proceeds to TD**
Per Note	$1,000.00	$6.00	$994.00
Total	$	$	$

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $994.00 (99.40%) per Note.

[2] TD Securities (USA) LLC ("TDS") will purchase the Notes from TD at the public offering price less an underwriting discount of up to $6.00 (0.60%) per Note for distribution to other registered broker-dealers, or will offer the Notes directly to investors. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-37 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, each product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Leveraged Capped Buffered Basket-Linked Notes (the "Notes")
Term:	Approximately 15 months
Basket:	An unequally weighted basket consisting of the following indices (the "Component Indices") and ETFs (the "Component ETFs" and together with the Component Indices, the "Basket Components"):

Basket Component	Bloomberg Ticker	Component Weighting	Initial Component Level*
S&P 500® Index	SPX	60%	
iShares® MSCI EAFE ETF	EFA	25%	$
Russell 2000® Index	RTY	10%	
iShares® MSCI Emerging Markets ETF	EEM	5%	$

* With respect to each Basket Component, its Closing Level on the Pricing Date.

Component ETF Target Index:	With respect to EFA, the MSCI EAFE® Index. With respect to EEM, the MSCI® Emerging Markets Index^SM. There are no Target Indices for the Component Indices.
CUSIP / ISIN:	89114QMT2 / US89114QMT21
Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $ in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.
Pricing Date:	Expected to be April 25, 2018

Issue Date:	Expected to be April 30, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
Valuation Date:	Expected to be July 22, 2019, subject to postponement for market and other disruptions as described under "General Terms of the Notes—Market Disruption Events" in, with respect to each Component Index, the product prospectus supplement MLN-EI-1 and, with respect to each Component ETF, the product prospectus supplement MLN-ES-ETF-1. If such day is not a Trading Day for a Basket Component, the Valuation Date for that Basket Component will be the next succeeding Trading Day.
Maturity Date:	Expected to be July 25, 2019 (scheduled to be 3 Business Days following the Valuation Date), subject to postponement for market and other disruptions as described under "General Terms of the Notes—Market Disruption Events" in, with respect to each Component Index, the product prospectus supplement MLN-EI-1 and, with respect to each Component ETF, the product prospectus supplement MLN-ES-ETF-1. If such day is not a Business Day, the Maturity Date will be the next succeeding Business Day.
Payment at Maturity:	For each $1,000 principal amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:
	● if the Final Basket Level is *greater than* or *equal to* the Cap Level, the Maximum Payment Amount;
	● if the Final Basket Level is *greater than* the Initial Basket Level but *less than* the Cap Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Leverage Factor *times* (c) the Percentage Change;
	● if the Final Basket Level is *equal to* or *less than* the Initial Basket Level but *greater than* or *equal to* the Buffer Level, $1,000; or
	● if the Final Basket Level is *less than* the Buffer Level, the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the *sum* of the Percentage Change *plus* the Buffer Percentage.
	If the Final Basket Level is less than the Buffer Level, the investor will receive less than the principal amount of the Notes at maturity and may lose 90% of their Principal Amount.
	All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.
Leverage Factor:	150.00%
Cap Level:	Expected to be 108.00% of the Initial Basket Level (to be determined on the Pricing Date)
Buffer Percentage:	10.00%
Buffer Level:	90.00% of the Initial Basket Level
Maximum Payment Amount:	Expected to be $1,120.00 per $1,000 principal amount of the Notes (112.00% of the Principal Amount of the Notes). As a result of the Maximum Payment Amount, the maximum return at maturity of the Notes is expected to be 12.00% of the principal amount of the Notes. The actual Maximum Payment Amount will be determined on the Pricing Date.
Percentage Change:	The quotient of (1) the Final Basket Level minus the Initial Basket Level divided by (2) the Initial Basket Level, expressed as a percentage.

Initial Basket Level:	To be set to 100 on the Pricing Date.
Final Basket Level:	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component multiplied by its Component Weighting)]
Basket Component Return:	With respect to each Basket Component: $$\frac{\text{Final Component Level - Initial Component Level}}{\text{Initial Component Level}}$$
Initial Component Level:	With respect to each Basket Component, its Closing Level on the Pricing Date, subject to adjustment in the case of a Component ETF, as provided in the product prospectus supplement MLN-ES-ETF-1.
Final Component Level:	With respect to each Basket Component, its Closing Level on the Valuation Date.
Closing Level:	With respect to each Component Index, its Closing Level will be the official closing level of that Component Index published by its sponsor (its "Index Sponsor") or any successor index (as defined in the product prospectus supplement MLN-EI-1) on any Trading Day for that Component Index. With respect to each Component ETF, its Closing Level will be the closing sale price or last reported sale price (or, in the case of NASDAQ, the official closing price) for that Component ETF on a per-share or other unit basis, on any Trading Day for that Component ETF or, if such Component ETF is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of such Component ETF.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
Trading Day:	A Trading Day with respect to a Component Index means a day on which (1) the NYSE and The NASDAQ Stock Market, or their successors, are scheduled to be open for trading, and (2) such Component Index or any successor thereto is calculated and published by its Index Sponsor. A Trading Day with respect to a Component ETF means a day on which the principal trading market for such Component ETF is scheduled to be open for trading.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory or regulatory change or administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Basket. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in each product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.

| **Clearance and Settlement:** | DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus. |

The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement MLN-EI-1 with respect to the Component Indices and the product prospectus supplement MLN-ES-ETF-1 with respect to the Component ETFs, each relating to our Senior Debt Securities of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the applicable product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the applicable product prospectus supplement; and last, the prospectus. *The Notes vary from the terms described in the applicable product prospectus supplement in several important ways. You should read this pricing supplement carefully.*

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-7 of this pricing supplement, "Additional Risk Factors Specific to the Notes" of each product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you each product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" in each product prospectus supplement and "Risk Factors" on page 1 in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose up to 90% of their Principal Amount if there is a decline in the level of the Basket. Specifically, you will lose 1% of the Principal Amount of your Notes for each 1% that the Final Basket Level is less than the Initial Basket Level by more than the Buffer Percentage and you may lose up to 90% of your Principal Amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return Will be Limited by the Maximum Payment Amount and May Be Lower Than the Return on a Hypothetical Direct Investment In the Basket Components.

The opportunity to participate in the possible increases in the level of the Basket through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Payment Amount. Furthermore, the full effect of the Leverage Factor will not be taken into account for any Final Basket Level exceeding the Cap Level because the Payment at Maturity is limited to the Maximum Payment Amount no matter how much the level of the Basket may rise above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Basket Components.

Changes in the Level of One Basket Component May Be Offset by Changes in the Level of the Other Basket Components.

A change in the level of one Basket Component may not correlate with changes in the levels of the other Basket Components. The level of one or more Basket Components may increase while the level of one or more other Basket Components may not increase as much, or may even decrease. Therefore, in determining the level of the Basket as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of one or more other Basket Components. Because the weightings of the Basket Components are not equal, the performances of the higher weighted Basket Components will have a significantly larger impact on your return on the Notes than the performance of the lesser weighted Basket Components.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Basket, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or any electronic communications network. The Agent may make a market for the Notes; however, it is not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the Principal Amount irrespective of the level of one or more Basket Components or the level of the Basket, and as a result, you may suffer substantial losses.

If the Level of the Basket Components Change, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket Components. Changes in the levels of the Basket Components may not result in a comparable change in the market value of your Notes. Even if the levels of the Basket Components increase above their Initial Component Levels during the term of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Levels of the Basket Components at Any Time Other than the Valuation Date.

The Final Basket Level will be based on the Closing Levels of the Basket Components on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Levels of the Basket Components declined precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Levels of the Basket Components prior to such declines. Although the actual levels of the Basket Components on the Maturity Date or at other times during the life of your Notes may be higher than their levels on the Valuation Date, you will only benefit from the Closing Levels of the Basket Components on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate principal amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at principal amount. If you purchase your Notes at a premium to principal amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at principal amount or a discount to principal amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to principal amount. For example, if you purchase your Notes at a premium to principal amount, the Cap Level will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount. Similarly, the Buffer Level, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount.

You Will Not Have Any Rights to the Securities Included in Any Basket Component.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Component ETFs or the securities included in a Basket Component (the "Basket Component Constituents") would have. The Final Basket Level will not reflect any dividends paid on any Component ETFs or Basket Component Constituents.

We Have No Affiliation with Any Index Sponsor, Investment Advisor or Target Index Sponsor and Will Not Be Responsible for Any Actions Taken by Them.

None of the Index Sponsors, Investment Advisors or Target Index Sponsors are affiliates of ours or will be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of any Index Sponsor, Investment

Advisor or Target Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Notes. No Index Sponsor, Investment Advisor or Target Index Sponsor have any obligation of any sort with respect to the Notes. Thus, no Index Sponsor, Investment Advisor or Target Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to any Index Sponsor, Investment Advisor or Target Index Sponsor.

Trading and Business Activities by TD or its Affiliates May Adversely Affect the Market Value of the Notes.

We, the Agent and our respective affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of one or more Basket Components or one or more Basket Component Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in one or more Basket Components or one or more Basket Component Constituents.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We, the Agent and our respective affiliates may, at present or in the future, engage in business with one or more Issuers of the Basket Component Constituents (each, a "Component Constituent Issuer"), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between our, the Agent's and our affiliates' obligations, and your interests as a holder of the Notes. Moreover, we, the Agent or our affiliates may have published, and in the future expect to publish, research reports with respect to one or more Basket Components or one or more Basket Component Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the level of one or more Basket Components or one or more Basket Component Constituents and, therefore, the market value of the Notes and the Payment at Maturity.

Estimated Value

The Estimated Value of Your Notes Is Expected To Be Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes on the Pricing Date is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes on the Pricing Date is based on our internal pricing models. Our pricing models take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes will not be a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which the Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

- the levels of the Basket Components;

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Basket;

- the dividend rates, if applicable, of the Component ETFs and the Basket Component Constituents;

- economic, financial, regulatory and political, military or other events that may affect the levels of the Basket Components, the prices of any of the Basket Component Constituents and, thus, the level of the Basket;

- the correlation among the Basket Components;

- interest rate and yield rates in the market;

- the time remaining until your Notes mature;

- fluctuations in the exchange rate between currencies in which the applicable Basket Component Constituents are quoted and traded and the U.S. dollar; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

The future levels of the Basket cannot be predicted. The actual change in the level of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Basket or to the hypothetical examples shown elsewhere in this document.

There Are Liquidity and Management Risks Associated with each Component ETF.

Although shares of each Component ETF are listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for such shares or that there will be liquidity in that trading market.

Each Component ETF is subject to management risk, which is the risk that the strategy of its investment advisor ("Investment Advisor"), the implementation of which is subject to a number of constraints, may not produce the intended results.

Changes that Affect the Target Index of a Component ETF Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

Each Component ETF seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of a particular index (each, a "Target Index"). The policies of the sponsor of the Target Index (the "Target Index Sponsor") concerning the calculation of the Index, additions, deletions or substitutions of the components of the Target Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Target Index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. The amounts payable on the Notes and their market value could also be affected if the Target Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Target Index. Some of the risks that relate to a target index of an ETF include those discussed in the product prospectus supplement MLN-ES-ETF-1, which you should review before investing in the Notes.

A Component ETF and its Target Index Are Different and the Performance of a Component ETF May Not Correlate With That of its Target Index.

The performance of a Component ETF may not exactly replicate the performance of its Target Index because a Component ETF will reflect transaction costs and fees that are not included in the calculation of its Target Index. It is also possible that a Component ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of its Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such Component ETF, differences in trading hours between such Component ETF and its Target Index or due to other circumstances.

The Level of a Component ETF May Not Completely Track its Net Asset Value.

The level a Component ETF will usually track the value of its Target Index, but may not track its Target Index's level completely. The level of a Component ETF will reflect costs and fees that its Target Index does not have. In addition, because the shares of a Component ETF are traded on a securities exchange and are subject to market supply and investor demand, the level of a Component ETF may differ from its net asset value ("NAV") per share.

Adjustments to a Component ETF Could Adversely Affect the Notes.

The Investment Advisor is responsible for calculating and maintaining its Component ETF. The Investment Advisor can add, delete or substitute the Basket Component Constituents of its Component ETF. The Investment Advisor may make other methodological changes that could change the level of its Component ETF at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

You Will Have No Rights to Receive Any Shares of any Component ETF or Basket Component Constituent held by a Basket Component, and You Will Not Be Entitled to Dividends or Other Distributions by any Component ETF or Basket Component Constituent.

The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of any Component ETF or Basket Component Constituent. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against an Investment Advisor or Component Constituent Issuer, or any other rights with respect to any Component ETF or Basket Component Constituent. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the a Component ETF or Basket Component Constituent and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of any Component ETF or Basket Component Constituent.

An Investment in the Notes Is Subject to Risks Associated with Non-U.S. Securities Markets.

Because non-U.S. companies or non-U.S. equity securities held by EFA and EEM are publicly traded in the applicable non-U.S. countries and trade in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the non-U.S. securities markets may be more volatile and have less liquidity than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the non-U.S. issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the non-U.S. issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the U.S. are subject to political, economic, financial, military and social factors that apply in non-U.S. countries. These factors, which could negatively affect non-U.S. securities markets, include the possibility of changes in a non-U.S. government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies and the possibility of outbreaks of hostility or political instability or adverse public health developments. Moreover, non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, trade surpluses, capital reinvestment, resources and self-sufficiency.

An Investment in the Notes Is Subject to Exchange Rate Risk.

The levels of EFA and EEM will fluctuate based in large part upon their respective NAVs, which will in turn depend in part upon changes in the value of the currencies in which the Basket Component Constituents are traded. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Basket Component Constituents are traded. An investor's net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the NAV of the relevant Component ETF will be adversely affected and the level of the relevant Component ETF, and consequently the level of the Basket, the market value of the Notes and the Payment at Maturity may decrease.

The U.K.'s referendum to leave the European Union may adversely affect the performance of the Basket Components.

The Target Index of EFA consists of stocks that have been issued by U.K. and/or European Union member companies. The U.K.'s referendum on June 23, 2016 to leave the European Union, which we refer to as "Brexit," has and may continue to cause disruptions to capital and currency markets worldwide and to the markets tracked by EFA in particular. The full impact of the Brexit decision, however, remains uncertain. A process of negotiation, which is likely to take a number of years, will determine the future terms of the U.K.'s relationship with the European Union. The performance of EFA may be negatively affected by interest rate, exchange rate and other market and economic volatility, as well as regulatory and political uncertainty.

An Investment in the Notes Is Subject to Emerging Markets Risk.

The Target Index of EEM consists of stocks issued by companies in countries with emerging markets. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on non-U.S. ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions (due to economic dependence upon commodity prices and international trade), and may suffer from extreme and volatile debt burdens, currency devaluations or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The Basket Component Constituents included in EEM may be listed on a non-U.S. stock exchange. A non-U.S. stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the Closing Levels of EEM which could, in turn, adversely affect the level of the Basket and thus, the market value and Payment at Maturity of the Notes.

Time Zone Differences Between the Cities Where the Component ETFs and its Basket Component Constituents Trade May Create Discrepancies in Trading Levels.

As a result of the time zone difference, if applicable, between the cities where the Basket Component Constituents of the Component ETFs and where the shares of the Component ETFs trade, there may be discrepancies between the levels of the Component ETFs and their Basket Component Constituents. In addition, there may be periods when the non-U.S.

securities markets are closed for trading (for example, during holidays in a country other than the United States) that may result in the values of the Component ETFs remaining unchanged for multiple trading days in the city where the shares of the Component ETFs trade. Conversely, there may be periods in which the applicable non-U.S. securities markets are open, but the securities market on which the Component ETFs trade are closed.

You Will Have Limited Anti-Dilution Protection with respect to the Component ETFs.

The Calculation Agent will adjust the Initial Level and Barrier Level for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the applicable Component ETF, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement MLN-ES-ETF-1. The Calculation Agent will not be required to make an adjustment for every event that may affect a Component ETF. Those events or other actions by an Investment Advisor or a third party may nevertheless adversely affect the level of its Component ETF, and adversely affect the value of your Notes.

The Component Indices Reflect Price Return, Not Total Return.

The Component Indices included in the Basket reflect changes in the market prices of their respective Basket Component Constituents. They are not, however, a "total return" index or strategy, which, in addition to reflecting those returns, would also reflect dividends paid on the Basket Component Constituents. The return on your Notes will not include such a total return feature or dividend component with respect to the Component Indices.

As of the Date of this Pricing Supplement, There is No Actual History for the Closing Levels of the Basket.

The Payment at Maturity, if any, for the Notes is linked to the Percentage Change in the Basket, which will begin to be calculated on the Pricing Date. Since there will be no actual history for the closing levels of the Basket, no actual historical information about the Closing Levels of the Basket will be available for you to consider in making an independent investigation of the performance of the Basket, which may make it difficult for you to make an informed decision with respect to an investment in your Notes.

Past Basket Component and Hypothetical Basket Performance is No Guide to Future Performance.

The actual performance of the Basket Components, and therefore the Basket, over the life of the Notes, as well as the Payment at Maturity, may bear little relation to the historical closing levels of the Basket Components of the hypothetical historical Closing Levels of the Basket (when available) or to the hypothetical return examples set forth elsewhere in this document. The future performance of the Basket Components and the Basket cannot be predicted.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting a Basket Component has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes — Role of Calculation Agent" in each product prospectus supplement.

Market Disruption Events and Adjustments.

The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the applicable product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in, with respect to each Component Index, the product prospectus supplement MLN-EI-1 and, with respect to each Component ETF, the product prospectus supplement MLN-ES-ETF-1.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussions in each product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences".

If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Basket levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant. The actual terms of the Notes will be set on the Pricing Date.

The examples below are based on a range of Final Basket Levels and Final Component Levels that are entirely hypothetical; the Basket level on any day throughout the life of the Notes, including the Final Basket Level on the Valuation Date, cannot be predicted. The Basket Components have been highly volatile in the past — meaning that the levels of the Basket Components have changed considerably in relatively short periods — and the performance of the Basket cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the principal amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Basket Components and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see "Additional Risk Factors — The Estimated Value of Your Notes Is Expected To Be Lower Than the Public Offering Price of Your Notes" in this document. The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions

Principal Amount	$1,000
Initial Basket Level	100
Leverage Factor	150.00%
Hypothetical Cap Level	108.00% of the Initial Basket Level
Hypothetical Maximum Payment Amount	$1,120.00
Buffer Level	90 (90.00% of the Initial Basket Level)
Buffer Percentage	10.00%

Neither a market disruption event nor a non-Trading Day occurs with respect to any Basket Component on the originally scheduled Valuation Date

No change in or affecting any of the Basket Components or the method by which an Index Sponsor calculates the relevant Basket Component

Notes purchased on the Issue Date at the principal amount and held to the Maturity Date

Moreover, we have not yet set the Initial Component Levels that will serve as the baseline for determining the Percentage Change or the Cap Level or the Maximum Payment Amount, each of which will affect the amount that we will pay on your Notes, if any, at maturity. We will not do so until the Pricing Date. As a result, the actual Initial Component Levels may differ substantially from the levels of the Basket Components prior to the Pricing Date.

For these reasons the actual performance of the Basket over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the hypothetical levels of the Basket or the historical levels of the Basket Components shown elsewhere in this pricing supplement. For information about the historical levels of the Basket Components and the hypothetical levels of the Basket during recent periods, see "Information Regarding the Basket Components — Historical Information of the Basket Components" and "Information Regarding the Basket Components — Hypothetical Information of the Basket" below. Before investing in the offered Notes, you should consult publicly available information to determine the levels of the Basket Components between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Basket Components.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Basket Level, and are expressed as percentages of the principal amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered Notes on the Maturity Date would equal 100.000% of the principal amount of a Note, based on the corresponding hypothetical Final Basket Level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
140.000%	112.000%
130.000%	112.000%
120.000%	112.000%
110.000%	112.000%
108.000%	**112.000%**
105.000%	107.500%
102.000%	103.000%
100.000%	**100.000%**
98.000%	100.000%
96.000%	100.000%
94.000%	100.000%
90.000%	**100.000%**
80.000%	90.000%
70.000%	80.000%
60.000%	70.000%
50.000%	60.000%
25.000%	35.000%
0.000%	**10.000%**

If, for example, the Final Basket Level were determined to be 25.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be 35.000% of the principal amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the principal amount and held them to the Maturity Date, you would lose 65.000% of your investment (if you purchased your Notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the Final Basket Level were determined to be 0.000% of the Initial Basket Level, you would lose 90.000% of your investment in the Notes. In addition, if the Final Basket Level were determined to be 150.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Payment Amount, or 112.000% of each $1,000 principal amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Basket Level of greater than 108.000% of the Initial Basket Level.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Basket Levels and hypothetical Final Component Levels of the Basket Components, calculated based on the key terms and assumptions above.

The levels in Column A represent hypothetical Initial Component Levels for each Basket Component, and the levels in Column B represent hypothetical Final Component Levels for each Basket Component. The percentages in Column C represent hypothetical Basket Component Returns for each Basket Component. The amounts in Column D represent the applicable weightings of each Basket Component, and the amounts in Column E represent the *products* of the percentages in Column C *times* the corresponding amounts in Column D. The Final Basket Level for each example is shown beneath each example, and will equal 100 multiplied by the sum of one plus the *sum* of the amounts shown in Column E, and the Percentage Change for each example will equal the *quotient* of (i) the Final Basket Level for such example *minus* the Initial Basket Level *divided* by (ii) the Initial Basket Level, expressed as a percentage. The values below have been rounded for ease of analysis.

Example 1: The Final Basket Level is greater than the Cap Level. The Payment at Maturity equals the Maximum Payment Amount.

Basket Component	Column A Hypothetical Initial Component Level	Column B Hypothetical Final Component Level	Column C Basket Component Return	Column D Component Weighting	Column E Column C x Column D
S&P 500® Index	2,500.00	3,375.00	35.00%	60.00%	0.2100
iShares® MSCI EAFE ETF	$70.00	$94.50	35.00%	25.00%	0.0875
Russell 2000® Index	1,500.00	2,025.00	35.00%	10.00%	0.0350
iShares® MSCI Emerging Markets ETF	$45.00	$60.75	35.00%	5.00%	0.0175

Final Basket Level = 100 x [1 + (0.2100 + 0.0875 + 0.0350 + 0.0175)] = 135.00

Percentage Change = (135.00 – 100.00) / 100.00 = 35.00

In this example, all of the hypothetical Final Component Levels for the Basket Components are greater than the applicable hypothetical Initial Component Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 135.00 is greater than the hypothetical Cap Level, the hypothetical Payment at Maturity that we would deliver on your Notes would be capped at the Maximum Payment Amount of $1,120.00 for each $1,000 Principal Amount of your Notes (i.e. 112.000% of each $1,000 Principal Amount of your Notes).

Example 2: The Final Basket Level is greater than the Initial Basket Level but less than the Cap Level.

Basket Component	Column A Hypothetical Initial Component Level	Column B Hypothetical Final Component Level	Column C Basket Component Return	Column D Component Weighting	Column E Column C x Column D
S&P 500® Index	2,500.00	2,525.00	1.00%	60.00%	0.0060
iShares® MSCI EAFE ETF	$70.00	$71.40	2.00%	25.00%	0.0050
Russell 2000® Index	1,500.00	1,545.00	3.00%	10.00%	0.0030
iShares® MSCI Emerging Markets ETF	$45.00	$54.00	20.00%	5.00%	0.0100

Final Basket Level = 100 x [1 + (0.0060+ 0.0050 + 0.0030 + 0.0100)] = 102.40

Percentage Change = (102.40 – 100.00) / 100.00 = 2.40%

In this example, all of the hypothetical Final Component Levels for the Basket Components are greater than the applicable hypothetical Initial Component Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 102.40 is greater than the Initial Basket Level but less than the Cap Level, the hypothetical Payment at Maturity for each $1,000 Principal Amount of your Notes will equal:

Payment at Maturity = $1,000 + ($1,000 × 150.00% × 2.40%) = $1,036.00

Example 3: The Final Basket Level is less than the Initial Basket Level, but greater than the Buffer Level. The Payment at Maturity equals the $1,000 Principal Amount.

Basket Component	Column A Hypothetical Initial Component Level	Column B Hypothetical Final Component Level	Column C Basket Component Return	Column D Component Weighting	Column E Column C x Column D
S&P 500® Index	2,500.00	2,375.00	-5.00%	60.00%	-0.0300
iShares® MSCI EAFE ETF	$70.00	$66.50	-5.00%	25.00%	-0.0125
Russell 2000® Index	1,500.00	1,425.00	-5.00%	10.00%	-0.0050
iShares® MSCI Emerging Markets ETF	$45.00	$42.75	-5.00%	5.00%	-0.0025

Final Basket Level = 100 x [1 + (-0.0300 + -0.0125 + -0.0050 + -0.0025)] = 95.00

In this example, all of the hypothetical Final Component Levels for the Basket Components are less than the applicable Initial Component Levels, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 95.00 is less than the Initial Basket Level but greater than the Buffer Level, the hypothetical Payment at Maturity for each $1,000 Principal Amount of your Notes will equal the Principal Amount of the Note, or $1,000.

Example 4: The Final Basket Level is less than the Buffer Level. The Payment at Maturity is less than the $1,000 Principal Amount.

Basket Component	Column A Hypothetical Initial Component Level	Column B Hypothetical Final Component Level	Column C Basket Component Return	Column D Component Weighting	Column E Column C x Column D
S&P 500® Index	2,500.00	1,250.00	-50.00%	60.00%	-0.3000
iShares® MSCI EAFE ETF	$70.00	$70.00	0.00%	25.00%	0.0000
Russell 2000® Index	1,500.00	1,800.00	20.00%	10.00%	0.0200
iShares® MSCI Emerging Markets ETF	$45.00	$60.75	35.00%	5.00%	0.0175

Final Basket Level = 100 x [1 + (-0.3000 + 0.0000 + 0.0200 + 0.0175)] = 73.75

Percentage Change = (73.75 – 100.00) / 100.00 = -26.25%

In this example, the hypothetical Final Component Level of the S&P 500® Index is less than its hypothetical Initial Component Level, while the hypothetical Final Component Level of the iShares® MSCI EAFE ETF is equal to its hypothetical Initial Component Level and the hypothetical Final Component Levels of the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF are greater than their applicable Initial Component Levels.

Because the Basket is unequally weighted, increases in the lower weighted Basket Components will be offset by decreases in the more heavily weighted Basket Components. In this example, the large decline in the S&P 500® Index results in the hypothetical Final Basket Level being less than the Buffer Level, even though the iShares® MSCI EAFE ETF remained flat and the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF increased.

Since the hypothetical Final Basket Level of 73.75 is less than the Buffer Level, the hypothetical Payment at Maturity for each $1,000 Principal Amount of your Notes will equal:

Payment at Maturity = $1,000 + [$1,000 × (-26.25% + 10.00%)] = $837.50

Example 5: The Final Basket Level is less than the Buffer Level. The Payment at Maturity is less than the $1,000 Principal Amount.

Basket Component	Column A	Column B	Column C	Column D	Column E
	Hypothetical Initial Component Level	Hypothetical Final Component Level	Basket Component Return	Component Weighting	Column C x Column D
S&P 500® Index	2,500.00	1,250.00	-50.00%	60.00%	-0.3000
iShares® MSCI EAFE ETF	$70.00	$42.00	-40.00%	25.00%	-0.1000
Russell 2000® Index	1,500.00	900.00	-40.00%	10.00%	-0.0400
iShares® MSCI Emerging Markets ETF	$45.00	$29.25	-35.00%	5.00%	-0.0175

Final Basket Level = 100 x [1 + (-0.3000 + -0.1000 + -0.0400 + -0.0175)] = 54.25

Percentage Change = (54.25 – 100.00) / 100.00 = -45.75%

In this example, the hypothetical Final Component Levels for all of the Basket Components are less than the applicable hypothetical Initial Component Levels, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 54.25 is less than the Buffer Level, the hypothetical Payment at Maturity for each $1,000 Principal Amount of your Notes will equal:

Payment at Maturity = $1,000 + [$1,000 × (-45.75% + 10.00%)] = $642.50

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the principal amount of your Notes and the hypothetical Final Basket Levels are expressed as percentages of the Initial Basket Level. The chart shows that any hypothetical Final Basket Level of less than 90.00% (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.00% of the principal amount of your Notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Basket Level of greater than or equal to 108.00% (the section right of the 108.00% marker on the horizontal axis) would result in a capped return on your investment.



The Payments at Maturity shown above are entirely hypothetical; they are based on levels of the Basket that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their principal amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" of each product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of any Basket Component and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, on the Maturity Date and the rate of return on the offered Notes will depend on the actual Cap Level and Maximum Payment Amount, which we will set on the Pricing Date, and the actual Final Basket Level to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding The Basket Components

The Component ETFs

Each Component ETF is registered under the Securities Act of 1933, the Securities Exchange Act of 1934 and/or the Investment Company Act of 1940, each as amended. Companies with securities registered under the SEC are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the Component ETFs may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

We have not independently verified the accuracy or completeness of reports filed by any Investment Advisor with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

We obtained the information regarding each Investment Advisor from publicly available information, including its filings with the SEC and obtained the historical performance of each Component ETF from Bloomberg Professional® ("Bloomberg") service. We have not conducted any independent review or due diligence about any such information. You are urged to conduct your own investigation into each Component ETF and Investment Advisor.

iShares® MSCI EAFE ETF

We have derived all information contained herein regarding the iShares® MSCI EAFE ETF from publicly available information. Such information reflects the policies of, and is subject to changes by BlackRock Fund Advisors (the "Investment Advisor"), the investment advisor of the Component ETF. The Bank has not undertaken an independent review or due diligence of any publicly available information regarding EFA.

EFA is one of the separate investment portfolios that constitute iShares Trust. EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its Target Index. EFA will generally invest at least 90% of its assets in the securities of its Target Index and depositary receipts representing the securities of its Target Index. EFA also may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by the Investment Advisor or its affiliates, as well as in securities not included in its Target Index, but which the Investment Advisor believes will help EFA track its Target Index.

The Investment Advisor uses a representative sampling strategy to manage EFA. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in an applicable target index that collectively has an investment profile similar to such target index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of its Target Index. EFA may or may not hold all of the securities that are included in its Target Index.

Under new continuous listing standards adopted by NYSE Arca (the "Exchange"), EFA's primary exchange, which went into effect on January 1, 2018, EFA is required to confirm on an ongoing basis that the components of its Target Index satisfy the Exchange's listing requirements. In the event that its Target Index does not comply with the Exchange's listing requirements, EFA will be required to rectify such non-compliance by requesting that MSCI Inc., the Target Index Sponsor, modify its Target Index, adopting a new index or obtaining relief from the SEC. Failure to rectify this non-compliance may result in EFA being delisted by the Exchange.

EFA's Target Index was developed by the Target Index Sponsor and is calculated, maintained and published by the Target Index Sponsor. The Target Index Sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of its Target Index at any time. Its Target Index has been developed by the Target Index Sponsor as an equity benchmark for its international stock performance.

As of March 31, 2018, ordinary operating expenses of EFA are expected to accrue at an annual rate of 0.32% of EFA's average daily NAV. Expenses of EFA reduce the net value of the assets held by EFA and, therefore, reduce the value of the shares of Component ETF.

As of December 1, 2017, EFA includes stocks from Europe, Australia, Asia and the Far East, including the following 21 developed markets: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As of March 31, 2018, EFA's top sector holdings were: Financials (20.88%), Industrials (14.44%), Consumer Discretionary (12.50%), Consumer Staples (10.97%) and Health Care (10.08%).

The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EFA Prospectus, and such information is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference.

Information filed by iShares Trust with the SEC can be found by reference to its SEC file numbers: 333-92935 and 811-09729.

Shares of EFA are listed on the NYSE Arca under ticker symbol "EFA."

iShares® MSCI Emerging Markets ETF

We have derived all information contained herein regarding the iShares® MSCI Emerging Markets ETF) from publicly available information. Such information reflects the policies of, and is subject to changes by, BlackRock Fund Advisors ("BFA"), the investment advisor of EEM. TD has not undertaken an independent review or due diligence of any publicly available information regarding EEM.

EEM is one of the separate investment portfolios that constitute the iShares Trust. EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the EQI. EEM will generally invest at least 90% of its assets in the securities of the Index and in American Depositary Receipts or Global Depositary Receipts based on securities of its Target Index. EEM may invest the remainder of its assets in other securities, including securities not in the MSCI Emerging Markets Index, but which BFA believes will help EEM track the Target Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to its Target Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

BFA uses a representative sampling strategy to manage EEM. "Representative sampling" is an indexing strategy that involves investing in a representative sample of the securities included in the Index that collectively has an investment profile similar to the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Target Index. EEM may or may not hold all of the securities that are included in the Target Index.

EEM will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, EEM will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries. The MSCI Emerging Markets® Index was developed by the Target Index Sponsor, and is calculated, maintained and published by the Target Index Sponsor. The Target Index Sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the MSCI Emerging Markets Index at any time. The Target Index has been developed by the Target Index Sponsor as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

Under new continuous listing standards adopted by NYSE Arca (the "Exchange"), EEM's primary exchange, which went into effect on October 1, 2017, EEM is required to confirm on an ongoing basis that the components of the Target Index satisfy the Exchange's listing requirements. In the event that the Target Index does not comply with the Exchange's listing requirements, EEM will be required to rectify such non-compliance by requesting that the Target Index Sponsor modify the Target Index, adopting a new Target Index or obtaining relief from the SEC. Failure to rectify this non-compliance may result in EEM being delisted by the Exchange.

As of March 31, 2018, ordinary operating expenses of EEM are expected to accrue at an annual rate of 0.69% of EEM's average daily net asset value. Expenses of EEM reduce the net value of the assets held by EEM and, therefore, reduce the value of the shares of EEM.

As of March 31, 2018, EEM held stocks from the following 23 emerging markets: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hong Kong, Hungary, India, Indonesia, Malaysia, Malta, Mexico, Pakistan, Peru, the Philippines, Poland, Qatar, Romania, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey, the United Arab Emirates, and the United States.

As of March 31, 2018, EEM's held stocks in the following 11 industry sectors: Information Technology (27.58%), Financials (23.94%), Consumer Discretionary (9.45%), Materials (7.31%), Energy (7.16%), Consumer Staples (6.39%), Industrials (5.16%), Telecommunications (4.54%), Health Care (2.82%), Real Estate (2.80%) and Utilities (2.36%).

As of the May 2016 semi-annual index review, the Target Index Sponsor added the then-remaining free float-adjusted market capitalization of companies that traded outside of their country of classification ("foreign listed companies") at half their free float-adjusted market capitalization in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Investable Market Index (IMI) at the November 2015 semi-annual index review. Such companies were added to the MSCI China IMI, MSCI Hong Kong IMI, MSCI Israel IMI and MSCI Netherlands IMI within the MSCI ACWI IMI. Such companies met the "Foreign Listing Materiality Requirement", which requires the aggregate market capitalization of all securities represented by foreign listings represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country IMI and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI IMI.

The Bank has not undertaken an independent review or due diligence of any publicly available information regarding the EEM Prospectus, and such information is not incorporated by reference in, and should not be considered part of, this document or any document incorporated herein by reference.

Information filed by iShares Trust with the SEC can be found by reference to its SEC file numbers: 033-97598 and 811-09102.

Shares of EEM are listed on the NYSE Arca under ticker symbol "EEM."

The Component Indices

All disclosures contained in this document regarding the Component Indices, including, without limitation, their make-up, methods of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the applicable Index Sponsors. Each Index Sponsor, which owns the copyright and all other rights to the relevant Component Index, has no obligation to continue to publish, and may discontinue publication of, the relevant Component Index. The consequences of an Index Sponsor discontinuing publication of the relevant Component Index are discussed in the section of the product prospectus supplement MLN-EI-1 entitled "General Terms of the Notes — Unavailability of the Level of the Reference Asset." Neither we nor TDS accepts any responsibility for the calculation, maintenance or publication of any Component Index or any successor index. None of the websites referenced in the Component Index descriptions below, or any materials included in those websites, are incorporated by reference into this document.

S&P 500® Index

The Component Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. The Index Sponsor, S&P Dow Jones Indices, chooses companies for inclusion in the Component Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the Component Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the Component Index prior to July 31, 2017 may be represented by multiple share class lines in the Component Index. The Component Index is calculated, maintained and published by the Index Sponsor and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this document.

The Index Sponsor intends for the Component Index to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria for additions to the Component Index that are employed by the Index Sponsor include: the company proposed for addition should have an unadjusted company market capitalization of $6.1 billion or more (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded in the proposed constituent to float-adjusted market capitalization of that company should be 1.00 or greater and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or IEX (each, an "eligible exchange")); the proposed constituent has a public float of 50% or more of its stock; the inclusion of the company will contribute to sector balance in the Component Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months. In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the Component Index without meeting the financial viability, public float and/or liquidity eligibility criteria if the S&P Index Committee decides that such an addition will enhance the representativeness of the Component Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Basket Component Constituents are deleted from the Component Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Basket Component Constituents that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in the Index Sponsor's discretion. The Index Sponsor evaluates additions and deletions with a view to maintaining Component Index continuity.

For constituents included in the Component Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the Component Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the Component Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to Component Index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Component Index. Constituents of the Component Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Component Index. If a constituent company of the Component Index reorganizes into a multiple share class line structure, that company will remain in the Component Index at the discretion of the S&P Index Committee in order to minimize turnover.

As of March 29, 2018, the 500 companies included in the Component Index were divided into eleven Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Information Technology (24.9%), Financials (14.7%), Health Care (13.7%), Consumer Discretionary (12.7%), Industrials (10.2%), Consumer Staples (7.7%), Energy (5.7%), Materials (2.9%), Utilities (2.9%), Real Estate (2.8%) and Telecommunication Services (1.9%). (Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) The Index Sponsor and MSCI, Inc. have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing telecommunication companies, as well as companies selected from the Consumer Discretionary sector currently classified under the Media Industry group and the Internet & Direct Marketing Retail sub-industry, along with select companies currently classified in the Information Technology sector. Further, companies that operate online marketplaces for consumer products and services are expected to be included under the Internet & Direct Marketing sub-industry of the Consumer Discretionary sector, regardless of whether they hold inventory.

Calculation of the Component Index

The Component Index is calculated using a base-weighted aggregative methodology. The level of the Component Index on any day for which a level is published is determined by a fraction, the numerator of which is the aggregate of the market price of each Basket Component Constituent *times* the number of shares of such Basket Component Constituent, and the denominator of which is the divisor, which is described more fully below. The "market value" of any Basket Component Constituent is the *product* of the market price per share of that Basket Component Constituent *times* the number of the then-outstanding shares of such Basket Component Constituent that are then included in the Component Index .

The Component Index is also sometimes called a "base-weighted aggregative index" because of its use of a divisor. The "divisor" is a value calculated by the Index Sponsor that is intended to maintain conformity in Component Index levels over time and is adjusted for all changes in the Basket Component Constituents' share capital after the "base date" as described below. The level of the Component Index reflects the total market value of all Basket Component Constituents relative to the Component Index's base date of 1941-43.

In addition, the Component Index is float-adjusted, meaning that the share counts used in calculating the Component Index reflect only those shares available to investors rather than all of a company's outstanding shares. The Index Sponsor seeks to exclude shares held by certain shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, publicly traded companies that hold shares for control in another company, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (except government retirement or pension funds) and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, "control holders"). To this end, the Index Sponsor excludes all share-holdings (other than depositary banks, pension funds, mutual funds, exchange traded fund providers, 401(k) plans of the company, government retirement and pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations, savings plans and investment plans) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Component Index calculations.

The exclusion is accomplished by calculating an Investable Weight Factor (IWF) for each Basket Component Constituent that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by control holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Maintenance of the Component Index

In order to keep the Component Index comparable over time the Index Sponsor engages in a Component Index maintenance process. The Component Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the Component Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the Component Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the Component Index methodology to ensure the Component Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the Component Index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by the Index Sponsor are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the Component Index. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected Basket Component Constituent and consequently of altering the aggregate market value of the Basket Component Constituents following the event. In order that the level of the Component Index not be affected by the altered market value (which could be an increase or decrease) of the affected Basket Component Constituent, the Index Sponsor generally derives a new divisor by dividing the post-event market value of the Basket Component Constituents by the pre-event Component Index level, which has the effect of reducing the Component Index's post-event level to the pre-event level.

Changes to the Number of Shares of a Constituent

The Component Index maintenance process also involves tracking the changes in the number of shares included for each of the Basket Component Constituents. The timing of adjustments to the number of shares depends on the type of event causing the change, and whether the change represents 5% or more of the total share count (for companies with multiple share class lines, the 5% threshold is based on each individual share class line rather than total company shares). Changes as a result of mergers or acquisitions are implemented when the transaction occurs. At the Index Sponsor's discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described below. Changes in a constituent's total shares of 5% or more due to public offerings (which must be underwritten, have a publicly available prospectus or prospectus summary filed with the Securities and Exchange Commission and include a public confirmation that the offering has been completed) are implemented as soon as reasonably possible. Other changes of 5% or more are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. For changes of less than 5%, on the third Friday of the last month in each calendar quarter, the Index Sponsor updates the share totals of companies in the Component Index as required by any changes in the number of shares outstanding. The Index Sponsor implements a share / IWF freeze beginning after the market close on the Tuesday preceding the second Friday of each quarterly rebalancing month and ending after the market close on the third Friday of the quarterly rebalancing month. During this frozen period, shares and IWFs are not changed except for certain corporate action events (merger activity, stock splits and rights offerings).

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the Component Index. Certain corporate actions require the Index Sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the level of the Component Index from changing as a result of the corporate action. This helps ensure that the movement of the Component Index does not reflect the corporate actions of individual companies in the Component Index.

Spin-Offs

As a general policy, a spin-off security is added to the Component Index at a zero price at the market close of the day before the ex-date (with no divisor adjustment). The spin-off security will remain in the Component Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the Component Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). If there is a gap between the ex-date and distribution date (or payable date), or if the spin-off security does not trade regular way on the ex-date, the spin-off security is kept in the Component Index until the spin-off security begins trading regular way.

Several additional types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?
Stock split	Yes – share count is revised to reflect new count.	No – share count and price changes are off-setting
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count.	Yes
Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value
Change in IWF	No	Yes – divisor change reflects the change in market value caused by the change to an IWF
Company added to or deleted from the Component Index	No	Yes – divisor is adjusted by the net change in market value, calculated as the shares issued multiplied by the price paid
Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed)

Recalculation Policy

The Index Sponsor reserves the right to recalculate and republish the Component Index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed corporate event; (3) incorrect application of corporate action or Component Index methodology; (4) late announcement of a corporate event; or (5) incorrect calculation or data entry error. The decision to recalculate the Component Index is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from the potential recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed corporate event or a misapplied corporate action, a late announcement of a corporate event, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, the index manager may, at his or her discretion, recalculate the Component Index without involving the index committee. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the Component Index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of Basket Component Constituents, the index committee shall determine whether or not to recalculate the Component Index following specified guidelines. In the event that the Component Index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the Component Index are calculated by the Index Sponsor based on the closing price of the individual constituents of the Component Index as set by their primary exchange. Closing prices are received by the Index Sponsor from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Prices used for the calculation of real time Component Index levels are based on the "Consolidated Tape". The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the "Consolidated Tape" is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at *spdji.com* indicating any changes to the prices used in Component Index calculations. In extreme circumstances, the Index Sponsor may decide to delay Component Index adjustments or not publish the Component Index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, the Index Sponsor is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. The Index Sponsor's decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, the Index Sponsor also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, the Index Sponsor will take the following actions:

Market Disruption Prior to Open of Trading:

(i)   If all exchanges indicate that trading will not open for a given day, the Index Sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)   If exchanges indicate that trading, although delayed, will open for a given day, the Index Sponsor will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)   If exchanges indicate that trading will not resume for a given day, the Component Index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday Component Index levels will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement

S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by the Index Sponsor. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Component Index is a product of the Index Sponsor and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Component Index to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the Component Index is the licensing of the Component Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Component Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Component Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Component Index will accurately track Component Index performance or provide positive investment returns. S&P and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Component Index. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE COMPONENT INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE COMPONENT INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Russell 2000® Index

The Frank Russell Company ("Russell") began dissemination of the Component Index (Bloomberg L.P. index symbol "RTY") on January 1, 1984 and calculates and publishes the Component Index. The Component Index was set to 135 as of the close of business on December 31, 1986. The Component Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Component Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Component Index is determined, comprised, and calculated by Russell without regard to the Securities.

Selection of Stocks Underlying the Component Index

All companies eligible for inclusion in the Component Index must be classified as a U.S. company under Russell's country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators ("HCIs"): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) ("ADDTV"). Using the HCIs, Russell compares the primary location of the company's assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company's principal executive offices, unless that country is a Benefit Driven Incorporation "BDI" country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Component Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Component Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the Component Index is completely rebuilt. Based on closing levels of the company's common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Component Index using the then existing market capitalizations of eligible companies. Reconstitution of the Component Index occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Component Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

The Component Index is a trademark of Russell and has been licensed for use by us. The Securities are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the Securities.

Russell does not guarantee the accuracy and/or the completeness of the Component Index or any data included in the Component Index and has no liability for any errors, omissions, or interruptions in the Component Index. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Securities, or any other person or entity from the use of the Component Index or any data included in the Component Index in connection with the rights licensed under the license agreement described in this document or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Component Index or any data included in the Component Index. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Securities are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Component Index to track general stock market performance or a segment of the same. Russell's publication of the Component Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Component Index is based. Russell's only relationship to TD is the licensing of certain trademarks and trade names of Russell and of the Component Index, which is determined, composed and calculated by Russell without regard to TD or the Securities. Russell is not responsible for and has not reviewed the Securities nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Component Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Securities.

"Russell 2000®" and "Russell 3000®" are registered trademarks of Russell in the U.S. and other countries.

Historical Information of the Basket Components

The graphs below set forth the information relating to the historical performance of each Basket Component.

The graphs below show the daily historical closing levels of each Basket Component from April 24, 2008 through April 24, 2018. We obtained the information regarding the historical performance of each Basket Component in the graphs below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Component Level of any Basket Component or the Final Basket Level. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

Historical Performance of the iShares® MSCI EAFE ETF



Historical Performance of the iShares® MSCI Emerging Markets ETF



Historical Performance of the S&P 500® Index



Historical Performance of the Russell 2000® Index



Russell 2000 Index (RTY)
Closing Level
1,800.00
1,600.00
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
0.00
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Apr-17
Apr-18

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Hypothetical Information of the Basket

The following graph sets forth the hypothetical closing levels of the Basket for the period from April 24, 2008 through April 24, 2018, assuming that the closing level of the Basket was 100 on April 24, 2008. We derived the closing levels of the Basket based on (i) the method to calculate the basket closing level as described in this document and (ii) actual closing levels of the Basket Components on the relevant date. The closing level of the Basket has been normalized such that its hypothetical closing level on April 24, 2008 was 100. As noted in this document, the Initial Basket Level will be set at 100 on the Pricing Date. The level of the Basket can increase or decrease due to changes in the levels of the Basket Components.



Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in each product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or judicial or administrative ruling to the contrary, to characterize your Notes as pre-paid derivative contracts with respect to the Basket. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Subject to the discussion below regarding Section 1260 of the Code, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Because the Notes are linked, in part, to the shares of ETFs, there is a risk that an investment in the Notes could be treated as a "constructive ownership transaction" within the meaning of Section 1260 of the Code. A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain ''passthru entities'' (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," all or a portion of any long-term capital gain recognized by a U.S. holder (as defined under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016) in respect of the Notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain"(as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Notes).

In the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments" in each product prospectus supplement.

Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of each product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.

Section 1297. We will not attempt to ascertain whether any issuer of any Basket Component Constituent (a "Basket Component Constituent Issuer") would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the taxable disposition of your Notes. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income" or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets. Certain U.S. holders that own "specified foreign financial assets" in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes:

- a non-resident alien individual;

- a non-U.S. corporation; or

- an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, as discussed below, gain from the taxable disposition of a Note generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 897. We will not attempt to ascertain whether the any Basket Component Constituent Issuer would be treated as a "United States real property holding corporation" ("USRPHC") within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as "United States real property interests" ("USRPI") as defined in Section 897 of the Code. If any such entity and the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. You should consult your tax advisor regarding the potential treatment of any such entity as a USRPHC and the Notes as USRPI.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Based on our determination that the Notes are not "delta-one" with respect to the Basket Components or any U.S. Basket Component Constituent, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Basket Components, any Basket Component Constituent or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Basket Components, any Basket Component Constituent or the Notes. If you enter, or have entered, into other transactions in respect of the Basket Components, any Basket Component Constituent or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction (including those of TD and the Basket Component Constituent Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. TDS or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $994.00 (99.40%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliated agent of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.***

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be communicated to investors in a final pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and the estimated cost which we may incur in hedging our obligations under the Notes. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the Notes. This range of estimated values was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-7. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-7 of this pricing supplement.